SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: August 26, 2009

Press Release

OTI Reports First Half 2009 Financial Results

—	Revenues of $16.9 million

—	Gross margin increased to 46%

—	GAAP net loss decreased by 29% compared to the first half of 2008

Fort Lee, NJ – August 25, 2009 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first half ended June 30, 2009. Following are various financial measures that compare the first half of 2009 to the first half of 2008.

—	Total revenues were $16.9 million, a 17% decrease from last year.

—	Gross margin increased to 46% vs. 36% last year.

—	Gross profit was $7.7 million, a 6% increase compared to $7.2 million last year.

—	Non-GAAP operating expenses were $13.8 million, a 5% decrease compared to $14.5 million last year. GAAP operating expenses were $16.3 million, a 15% decrease compared to $19.1 million last year.

—	Non-GAAP operating loss was $6.1 million, a 17% decrease compared to $7.3 million last year. GAAP operating loss was $8.6 million, a 28% decrease compared to $11.8 million last year.

—	Non-GAAP net loss was $6.4 million, a 20% decrease compared to $8.0 million last year. GAAP net loss was $8.9 million, a 29% decrease compared to $12.5 million last year.

—	Cash, cash equivalents and short term investments were $21.9 million.

Oded Bashan, Chairman and Chief Executive Officer of OTI, said: “The first six months of 2009 presented challenges resulting from global economic crisis. It has strengthened our commitment to successfully execute our focused and clear strategy. The results show continued improvement in gross margins and further reduction in operating expenses, which have helped us to further reduce our net loss despite the lower than expected revenues.”

Mr. Bashan continued: “Our main and most important goal is to bring OTI to operating breakeven position as quickly as possible. We plan to get there by further reducing our operating expenses, focusing on high margin projects with recurring revenues, continuing to build strong IP portfolio and product line and focusing on successful execution of projects that will contribute to OTI’s growth over the next 12-24 months.”

“Based on the higher than expected decline in revenues in the first half, which is mainly attributed to the revenue reduction in the OEM and payments business and the delays in customers’ projects timetables, we are updating our target revenues for this year to $34 million.”

With regards to OTI’s share repurchase program, OTI’s Board of Directors has recently approved a detailed plan. Execution of the plan shall be subject to applicable laws.

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for August 25, 2009, at 9:00 AM EDT to discuss operating results and future outlook. To participate, call:

1-888-281-1167 (U.S. toll free), 1-800-270-345 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight September 1st, by calling U.S.: 1-888-326-9310 on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and EITF 96-18, and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP are provided later in this press release.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as those statements regarding our goal to bring OTI to operating breakeven position, the steps we take or intend to take to achieve operating breakeven position and the timing for achieving it, or our statement regarding our revenues target for 2009. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards ,market acceptance of new and existing products and our ability to execute production on orders, as well as the other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$15,687	$18,948	$6,807	$10,202
Licensing and transaction fees	1,200	1,338	743	763

Total revenues	16,887	20,286	7,550	10,965

Cost of revenues
Cost of sales	9,197	13,041	4,191	6,703

Total cost of revenues	9,197	13,041	4,191	6,703

Gross profit	7,690	7,245	3,359	4,262

Operating expenses
Research and development	4,553	5,901	2,337	2,904
Selling and marketing	6,182	5,175	2,813	2,798
General and administrative	5,002	7,349	2,456	3,755
Amortization of intangible assets	515	658	251	329

Total operating expenses	16,252	19,083	7,857	9,786

Operating loss	(8,562)	(11,838)	(4,498)	(5,524)
Financial expense, net	(378)	(566)	(585)	(90)

Loss before taxes on income	(8,940)	(12,404)	(5,083)	(5,614)

Taxes on income	42	122	19	59
Equity in loss of affiliate	-	(250)	-	(127)

Net loss	(8,898)	(12,532)	(5,064)	(5,682)
Net loss attributable to noncontrolling interest	141	-	97	-

Net loss attributable to shareholders	(8,757)	(12,532)	(4,967)	(5,682)

Basic and diluted net loss attributable to
shareholders per ordinary share	$(0.40)	$(0.64)	$(0.22)	$(0.29)

Weighted average number of ordinary
shares used in computing basic
and diluted net loss per ordinary share	22,027,070	19,708,825	22,266,869	19,861,051

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITIED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six months ended June 30, 2009 Adjustments		Non-GAAP

Revenues
Sales	$15,687	-		$15,687
Licensing and transaction fees	1,200	-		1,200

Total revenues	16,887			16,887

Cost of Revenues
Cost of sales	9,197	(28	)(a)	9,169

Total cost of revenues	9,197	(28)		9,169

Gross profit	7,690	28		7,718

Operating Expenses
Research and development	4,553	(1,141	)(a)	3,412
Selling and marketing	6,182	(351	)(a)	5,831
General and administrative	5,002	(468	)(a)	4,534
Amortization of intangible assets	515	(515	)(b)	-

Total operating expenses	16,252	(2,475)		13,777

Operating loss	(8,562)	2,503		(6,059)
Financial expenses, net	(378)	-		(378)

Loss before taxes on income	(8,940)	2,503		(6,437)
Taxes on income	42	-		42

Net loss	$(8,898)	$2,503		$(6,395)
Net loss attributable to noncontrolling interest	141	-		141

Net loss attributable to shareholders	$(8,757)	$2,503		$(6,254)

Basic and diluted net loss attributable to
shareholders per ordinary share	$(0.40)	$0.12		$(0.28)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	22,027,070			22,027,070

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITIED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended June 30, 2009 Adjustments		Non-GAAP

Revenues
Sales	$6,807	-		$6,807
Licensing and transaction fees	743	-		743

Total revenues	7,550			7,550

Cost of Revenues
Cost of sales	4,191	(13	)(a)	4,178

Total cost of revenues	4,191	(13)		4,178

Gross profit	3,359	13		3,372

Operating Expenses
Research and development	2,337	(558	)(a)	1,779
Selling and marketing	2,813	(209	)(a)	2,604
General and administrative	2,456	(254	)(a)	2,202
Amortization of intangible assets	251	(251	)(b)	-

Total operating expenses	7,857	(1,272)		6,585

Operating loss	(4,498)	1,285		(3,213)
Financial expenses, net	(585)	-		(585)

Loss before taxes on income	(5,083)	1,285		(3,798)
Taxes on income	19	-		19

Net loss	$(5,064)	$1,285		$(3,779)
Net loss attributable to noncontrolling interest	97	-		97

Net loss attributable to shareholders	$(4,967)	$1,285		$(3,682)

Basic and diluted net loss attributable to
shareholders per ordinary share	$(0.22)	$0.05		$(0.17)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	22,266,869			22,266,869

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITIED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six months ended June 30, 2008 Adjustments		Non-GAAP

Revenues
Sales	$18,948	-		$18,948
Licensing and transaction fees	1,338	-		1,338

Total revenues	20,286			20,286

Cost of Revenues
Cost of sales	13,041	(30	)(a)	13,011

Total cost of revenues	13,041	(30)		13,011

Gross profit	7,245	30		7,275

Operating Expenses
Research and development	5,901	(1,735	)(a)	4,166
Selling and marketing	5,175	(925	)(a)	4,250
General and administrative	7,349	(1,225	)(a)	6,124
Amortization of intangible assets	658	(658	)(b)	-

Total operating expenses	19,083	(4,543)		14,540

Operating loss	(11,838)	4,573		(7,265)
Financial expenses, net	(566)	-		(566)

Loss before taxes on income and minority interests	(12,404)	4,573		(7,831)
Taxes on income	122	-		122
Equity in loss of affiliate	(250)	-		(250)

Net loss	$(12,532)	$4,573		$(7,959)
Net loss attributable to noncontrolling interest	-	-		-

Net loss attributable to shareholders	$(12,532)	$4,573		$(7,959)

Basic and diluted net loss attributable to
shareholders per ordinary share	$(0.64)	$0.24		$(0.40)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	19,708,825			19,708,825

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITIED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended June 30, 2008 Adjustments		Non-GAAP

Revenues
Sales	$10,202	-		$10,202
Licensing and transaction fees	763	-		763

Total revenues	10,965			10,965

Cost of Revenues
Cost of sales	6,703	(15	)(a)	6,688

Total cost of revenues	6,703	(15)		6,688

Gross profit	4,262	15		4,277

Operating Expenses
Research and development	2,904	(930	)(a)	1,974
Selling and marketing	2,798	(635	)(a)	2,163
General and administrative	3,755	(651	)(a)	3,104
Amortization of intangible assets	329	(329	)(b)	-

Total operating expenses	9,786	(2,545)		7,241

Operating loss	(5,524)	2,560		(2,964)
Financial expenses, net	(90)	-		(90)

Loss before taxes on income and minority interests	(5,614)	2,560		(3,054)
Taxes on income	59	-		59
Equity in loss of an affiliate	(127)	-		(127)

Net loss	$(5,682)	$2,560		$(3,122)
Net loss attributable to noncontrolling interest	-	-		-

Net loss attributable to shareholders	$(5,682)	$2,560		$(3,122)

Basic and diluted net loss
per ordinary share	$(0.29)	$0.13		$(0.16)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	19,861,051			19,861,051

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30 2009	December 31 2008
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$21,863	$27,196
Short-term investments	46	904
Trade receivables (net of allowance for doubtful
accounts of $3,313 and $3,315 as of June 30, 2009
And December 31, 2008, respectively)	4,742	4,567
Other receivables and prepaid expenses	3,928	2,994
Inventories	12,771	12,343

Total current assets	43,350	48,004

Severance pay deposits fund	1,166	1,189

Investment in an affiliated company	-	-

Property, plant and equipment, net	18,169	18,613

Intangible assets, net	1,989	2,503

Goodwill	-	-

Total assets	$64,674	$70,309

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30 2009	December 31 2008
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$5,994	$4,984
Trade payables	7,646	8,071
Other current liabilities	3,720	3,517

Total current liabilities	17,360	16,572

Long-Term Liabilities
Long-term loans, net of current maturities	1,859	1,762
Accrued severance pay	3,419	3,672
Deferred tax liability	159	202

Total long-term liabilities	5,437	5,636

Total liabilities	22,797	22,208

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
50,000,000 shares as of June 30, 2009 and
December 31, 2008; issued 22,874,684 and 21,534,788
shares as of June 31, 2009 and December 31, 2008,
respectively; outstanding 22,874,684 and 21,495,409 shares
as of June 30, 2009 and December 31, 2008, respectively	542	508
Additional paid-in capital	185,236	182,944
Accumulated other comprehensive loss	26	(325)
Accumulated deficit	(144,198)	(135,441)

Shareholder's equity	41,606	47,686

Noncontrolling interest	271	415

Total equity	41,877	48,101

Total liabilities and shareholders' equity	$64,674	$70,309

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Six months ended June 30
	2009	2008
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(8,898)	$(12,532)
Adjustments required to reconcile net loss to net cash used in operating activities:

Stock-based compensation related to options and shares issued
to employees and others	1,988	3,916
Equity in loss of affiliate	-	250
Amortization of intangible assets	515	658
Depreciation	1,293	1,707
Accrued severance pay, net	(230)	390
Decrease in deferred tax liabilities	(43)	(125)
Decrease (increase) in trade receivables	(122)	1,328
Increase in other receivables and prepaid expenses	(877)	(248)
Decrease (increase) in inventories	(257)	403
Decrease in trade payables	(553)	(2,713)
Increase (decrease) in other current liabilities	206	(206)
Other, net	(11)	34

Net cash used in operating activities	(6,989)	(7,138)

Cash flows from investing activities
Acquisition of a consolidated subsidiary, net of cash acquired	-	(565)
Proceeds from maturity of available -for sale securities	1,372	4,290
Purchase of available-for sale securities	(514)	(20,097)
Purchase of property and equipment	(553)	(643)
Other, net	-	21

Net cash provided by (used in) investing activities	305	(16,994)

Cash flows from financing activities
Increase in short-term bank credit, net	936	594
Proceeds from long-term bank loans	368	-
Repayment of long-term bank loans	(257)	(214)
Exercise of options and warrants	250	388

Net cash provided by financing activities	1,297	768

Effect of exchange rate changes on cash	54	25

Decrease in cash and cash equivalents	(5,333)	(23,339)
Cash and cash equivalents at the beginning of the period	27,196	35,470

Cash and cash equivalents at the end of the period	$21,863	$12,131